UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40795

On Holding AG
(Exact name of registrant as specified in its charter)

Förrlibuckstrasse 190
8005 Zurich, Switzerland
Tel: +41 44 225 1555
Fax: +41 44 225 1556
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K filed by On Holding AG (the “Company”) on August 16, 2022 (the “Original 6-K”) solely to provide the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 formatted in Inline eXtensible Business Reporting Language (“ixBRL”), attached hereto as Exhibit 99.1. Such Unaudited Interim Condensed Consolidated Financial Statements were previously filed without iXBRL as Exhibit 99.1 to the Original 6-K. Exhibit 101 provides the financial statements and related notes from the Report formatted in iXBRL.

Except as described above, this Amendment speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On Holding AG

By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer and Co-Chief Executive Officer

Date: December 16, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amended Unaudited Interim Condensed Consolidated Financial Statements
101
The following materials from this Report are formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Unaudited interim condensed consolidated statements of income / (loss); (ii) Unaudited interim condensed consolidated statements of comprehensive income / (loss); (iii) Unaudited interim condensed consolidated balance sheets; (iv) Unaudited interim condensed consolidated statements of cash flows; (v) Unaudited interim condensed consolidated statements of changes in equity; and (vi) Notes to the unaudited interim condensed consolidated financial statements.